Form 4

1.   Name and Address of Reporting Person -
     Peter R. Kellogg
     C/O Spear, Leeds & Kellogg
     120 Broadway
     New York, New York 10271
2.   Issuer Name and Ticker or Trading Symbol - The Advest
     Group, Inc. ("ADV")
3.   IRS or Social Security Number of Reporting Person
     (Voluntary)
4.   Statement for Month/Year - August, 2000
5.   If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person to Issuer - 10% Owner and Director

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security -- Common Stock $.01 Par Value
2.   Transaction Date. -- August 1, 2000
3.   Transaction Code -- J.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 49. (Earned shares under the Director's Equity Plan for the quarter ending June 30, 2000.)
          (A)  or (D) = A.
          Price 0.0000
5    Amount of Securities Beneficially Owned at End of Month
     = 500,112 (112 shares are earned shares under the Director's Equity Plan for the quarters ending March 31, and June 30, 2000 and are held in escrow.)
6    Ownership Form -- (D).
7    Nature of Indirect Beneficial Ownership -- N/A.
5.   Amount of Securities Beneficially Owned at End of Month
     = 910,000.
6.   Ownership Form -- (I).
7. Nature of Indirect Beneficial Ownership -- I.A.T. Reinsurance Syndicate Ltd., a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.
5.   Amount of Securities Beneficially Owned at End of Month
     = 100,000.
6.   Ownership Form -- (I).
7.   Nature of Indirect Beneficial Ownership -- Cynthia
     Kellogg, Mr. Kellogg's spouse. Mr. Kellogg disclaims beneficial ownership of these shares.
5.   Amount of Securities Beneficially Owned at End of Month
     = 20,000.
6.   Ownership Form -- (I).
7. Nature of Indirect Beneficial Ownership -- J.C. Kellogg Foundation, a non-profit organization of which Mr. Kellogg is a trustee.
5.   Amount of Securities Beneficially Owned at End of Month
     = 34,500.
6.   Ownership Form -- (I).
7.   Nature of Indirect Beneficial Ownership -- Spear, Leeds
     & Kellogg, a New York limited partnership of which Mr. Kellogg is a Senior Managing Director. Mr. Kellogg disclaims beneficial ownership of these shares.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security.                        N/A.
2. Conversion or Exercise Price of Derivative Security. N/A.
3. Transaction Date.                                    N/A.
4. Transaction Code.                                    N/A.
5. Number of Derivative Securities Acquired or Disposed N/A.
6. Date Exercisable and Expiration Date                 N/A.
7. Title and Amount of Underlying Securities            N/A.
8. Price of Derivative Securities                     N/A.
9. Number of Derivative Securities Beneficially Owned at End
   of Month                                           N/A.
10.Ownership Form of Derivative Security
   N/A.
11.Nature of Indirect Beneficial Ownership            N/A.

J = Earned shares under the Director's Equity Plan for the quarter ending June 30, 2000.